

May 11, 2009

<u>**Via Facsimile (212) 732-3232 and U.S. Mail**</u>

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

   Re: **Radvision Ltd.**
      Schedule TO-T filed April 30, 2009 by Zohar Zisapel
      Schedule TO-T/A filed May 11, 2009
      SEC File No. 5-58761

Dear Mr. Glusband:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your offer materials.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Item 10 Financial Statements in Schedule TO filed April 30, 2009

1. We note your assertion under Item 10 that Mr. Zisapel's financial statements are not material with respect to this tender offer because he has deposited into an escrow account sufficient cash to pay for all tendered securities, assuming the offer is fully subscribed. However, as you are aware, this is not a circumstance where financial statements are presumed NOT material under Instruction 2 to Item 10 of Schedule TO. Instruction 4 of Schedule TO provides guidance on including financial statements for natural persons such as Mr. Zisapel. Please provide the required financial statements for Mr. Zisapel and advise how you will disseminate the revised disclosure to Radvision shareholders.

Exhibit (a)(1)(A) – Offer to Purchase - General

2. We note that Mr. Zisapel currently owns just under 25% of Radvision's shares and serves as a director of the company. Given his affiliate status, please confirm in your response letter that this partial tender offer does not constitute the first step in a series of transactions reasonably likely to or intended to result in taking Radvision private within the meaning of Exchange Act Rule 13e-3.

3. We note that the offer price is equal to the share price of the target securities on the Tel Aviv Stock Exchange immediately before the launch of the offer, as converted into dollars. However, the offer price is below the trading price of the target securities on the Nasdaq Global Market on the same date ($7.06/per share). In future offer materials, note the fact that the offer price is below the recent trading price of the shares in the United States.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analysis. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments and in particular, after Radvision files its Schedule 14D-9 with respect to this tender offer. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions